Exhibit 12.1

Cherry Hill Mortgage Investment Corporation
Statement of Computation of Ratio of Earnings to Combined Fixed Charges
and Preferred Stock Dividends
 (Dollars in Thousands)

.
	Six Months Ended June 30, 2017	Year Ended December 31,
		2016	2015	2014	2013	Two Month Period October 31, 2012 (date of inception) to December 31, 2012
Fixed charges(1)	$6,723	$7,808	$5,983	$4,307	$867	$—
Preferred stock dividends(2)	—	—	—	—	—	—
Combined fixed charges and preferred stock dividends	6,723	7,808	5,983	4,307	867	—
Net income (loss)	20,922	25,243	13,355	2,375	21,202	(25)
Earnings	$27,645	$33,051	$19,338	$6,682	$22,069	$(25)
Ratio of earnings to combined fixed charges and preferred stock dividends	4.11x	4.23x	3.23x	1.55x	25.45x	N/A

(1)          Fixed charges consist of interest expense.

(2)          There were no shares of preferred stock issued and outstanding in each period presented.